EXHIBIT 21.1

SUBSIDIARIES OF KEYSTONE AUTOMOTIVE OPERATIONS, INC.

Name of Subsidiary	State of Incorporation
Keystone Automotive Operations of Canada, Inc.	Delaware

Keystone Automotive Operations Midwest, Inc.	Delaware

Key Comp, Inc.	Pennsylvania

A&A Auto Parts Stores, Inc.	Pennsylvania

Keystone Automotive Distributors, Inc.	Pennsylvania

American Specialty Equipment Corp.	New York

KAO Management Services, Inc.	Nevada

Keystone Marketing Services, Inc.	Nevada

Driverfx.com, Inc.	Delaware